Golden Goliath Resources Ltd.

New Gold/Silver Zone Identified at Las Bolas

Press Release

Source: Golden Goliath Resources Ltd.

On 1:45 pm EDT, Monday October 26, 2009

VANCOUVER, BRITISH COLUMBIA--(Marketwire - Oct. 26, 2009)

Golden Goliath Resources Ltd. (TSX VENTURE: GNG - News; PINK SHEETS: GGTH-F - News)

The Company is pleased to announce that a new zone of gold and silver mineralization has been identified on its 100% owned Las Bolas property. The Los Hilos Ridge, or Filo de Oro, is a north-south feature that lies at the far eastern edge of the Las Bolas property. The ridge itself is about 1,400 metres long, 200 to 400 metres wide and up to 175 metres high. Several old workings have already been identified that occur over a vertical interval of 105 metres.

Preliminary results from chip sampling within some of these workings have just been received and are very encouraging, see attached table for assay results. It is important to point out that this mineralization and its potential is not included in the Company's recent 43-101 preliminary resource calculation report for the main portion of the Las Bolas property (September 24, 2009 press release). That mineralization occurs mainly in three northeast-southwest trends. The Los Hilos Ridge lies at the far eastern edge of those trends, about 1,100 metres from the entrance to the Las Bolas tunnel, and is almost perpendicular to it. Most of the gold and silver bearing veins sampled in the Los Hilos Ridge workings strike north-northwest (Az 280 degrees to 345 degrees), parallel to the ridge. This attitude, combined with the fact that the Los Hilos Ridge mineralization has a higher gold ratio, indicates this is a different mineralizing system from the main portion of the Las Bolas property. The chip sample results received to date represent only about 40% of the samples recently taken and detailed mapping and sampling is continuing.

The Mosca de Plata veins have the following attributes:

- Azimuth 280 degrees to 345 degrees, dipping 40 degrees-80 degrees to the West & 60 degrees-75 degrees to the East (68 locations measured within the tunnel)

- E-W dipping 50 degrees-60 degrees to the North (12 locations measured in the tunnel)

- N-S dipping 50 degrees-70 degrees to the West (4 locations measured in the tunnel)

The Mosca de Plata chip sampling program has confirmed the entire length of the workings is mineralized. The sampling returned an average of 0.98 gm/tonne gold and 104.8 gm/tonne silver over an approximate length of 38 metres. Within this mineralized length, a 3.7 metre wide zone returned 2.69 gm/tonne gold and 112 gm/tonne silver (sample numbers 760814-760816). The highest gold assay returned is 7.62 gm/tonne of gold and 223 gm/tonne silver over 1.4 metres and the highest silver assay returned is 2,030 gm/tonne silver with 1.65 gm/tonne gold over 0.5 metres in a brecciated hanging wall of a NW trending vein-structure. Please see the attached complete table of assays for the details.

Ten metres to the east and 30 metres vertically below the Mosca de Plata tunnel the Company sampled another old working called Palo Dulce. The 51 metre long workings of Palo Dulce returned an average of 0.25 gm/tonne gold and 35.1 gm/tonne silver. The highest gold assay returned 1.06 gm/tonne gold and 63 gm/tonne silver over 0.9 metres and the highest silver assay returned is 374 gm/tonne silver with 0.68 gm/tonne gold over 0.55 metres. Please refer to the attached table of assays for details.

The Company is focusing its efforts to understand mineralization controls including structures and lithologies in the Los Hilos area. Detailed 1:50 scale mapping is currently underway. The Company is pursuing an open pit disseminated gold deposit model in the Los Hilos area with Mosca de Plata as a high grade vein-structure within the open pit. Part of the proceeds of the Company's current financing will be used to further develop this important new mineralized zone.

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). The Qualified Person for the Uruachic project is J. Paul Sorbara M.Sc., P.Geo. The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Golden Goliath's Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

To find out more about Golden Goliath visit our website at www.goldengoliath.com.

	MOSCA de PLATA ASSAY TABLE

Sample No.	Gold gm/tonne	Silver gm/tonne	Width-m	Sample No.	Gold gm/tonne	Silver gm/tonne	Width-m

760801	0.21	2.5	0.80	760841	0.08	13	2.00
760802	0.21	109	1.20	760842	0.84	24	0.80
760803	0.09	16	1.00	760843	0.29	31	1.10
760804	0.21	64	1.25	760844	4.9	373	1.30
760805	0.1	5	1.15	760845	0.19	16	1.05
760806	0.73	20	1.10	760846	1.87	42	1.30
760807	0.22	183	1.15	760847	0.13	33	0.70
760808	0.1	27	1.00	760848	0.16	16	0.60
760809	0.41	72	0.70	760849	0.4	14	1.60
760810	0.37	78	1.30	760850	0.31	15	1.30
760811	0.57	129	0.95	760851	1.33	26	0.80
760812	0.11	34	1.80	760852	0.24	77	0.80
760813	6.67	91	1.65	760853	0.08	8	0.85
760814	2.51	256	1.50	760854	0.19	8	1.50
760815	4.22	19	1.15	760855	0.03	71	0.80
760816	1.28	8	1.05	760856	0.39	185	0.70
760817	1.7	10	0.85	760857	0.66	1155	1.70
760818	1.58	17	1.30	760858	0.44	35	1.20
760819	2.3	39	1.30	760859	0.03	60	1.10
760820	7.62	223	1.40	760860	0.39	15	0.60
760821	0.69	22	0.75	760861	2.25	25	0.60
760822	1.96	19	0.95	760862	0.23	70	1.80
760823	0.84	33	0.65	760863	0.44	20	2.00
760824	0.1	8	1.15
760825	0.08	5	0.80
760826	0.47	17	1.00
760827	0.15	11	1.40
760828	0.47	17	1.00
760829	0.17	16	1.10
760830	0.1	39	1.10
760831	0.025	62	1.30
760832	0.78	193	1.20
760833	0.39	202	1.10
760834	0.59	43	1.00
760835	0.87	54	0.75
760836	0.25	88	1.20
760837	0.25	252	1.70
760838	1.65	2030	0.50
760839	0.025	7	1.10
760840	0.13	32	1.10

	PALO DULCE ASSAY TABLE

Sample No.	Gold gm/tonne	Silver gm/tonne	Width-m	Sample No.	Gold gm/tonne	Silver gm/tonne	Width-m

760701	0.12	2.5	0.75	760743	0.06	7	0.70
760702	0.27	2.5	1.25	760744	0.08	13	0.70
760703	0.45	2.5	1.05	760745	0.06	11	0.80
760704	0.27	2.5	0.70	760746	0.08	18	1.45
760705	0.46	5	0.75	760747	0.14	13	1.10
760706	0.2	2.5	0.85	760748	0.08	53	1.35
760707	0.27	2.5	0.70	760749	0.17	21	1.45
760708	1.03	2.5	0.80	760750	0.08	26	1.45
760709	0.18	2.5	0.70	760751	0.56	37	0.75
760710	0.25	2.5	0.80	760752	0.35	84	0.75
760711	0.31	5	0.60	760753	0.94	41	0.70
760712	0.25	2.5	1.05	760754	0.21	18	0.55
760713	0.6	5	1.00	760755	0.3	88	0.80
760714	0.12	8	0.75	760756	0.65	48	1.05
760715	0.16	2.5	0.60	760757	0.16	88	0.80
760716	0.025	2.5	0.55	760758	0.43	262	0.80
760717	0.32	17	1.30	760759	0.22	112	0.55
760718	0.3	29	1.25	760760	0.45	398	0.60
760719	0.14	32	0.75	760761	0.59	89	0.80
760720	0.08	34	0.70	760762	0.1	60	0.60
760721	0.1	36	0.75	760763	0.56	69	0.65
760722	0.06	16	0.50	760764	0.46	24	0.55
760723	0.68	374	0.55	760765	0.23	49	0.50
760724	0.31	55	0.70	760766	0.97	13	0.50
760725	0.17	24	1.25	760767	0.46	25	0.65
760726	0.18	95	1.05
760727	0.16	23	0.90
760728	0.14	18	0.75
760729	0.32	56	1.15
760730	0.12	117	0.90
760731	0.14	35	0.60
760732	1.06	63	0.90
760733	0.08	7	0.65
760734	0.18	13	0.50
760735	0.41	16	0.55
760736	0.17	62	0.70
760737	0.025	11	0.70
760738	0.16	84	0.60
760739	0.06	2.5	1.60
760740	0.13	57	1.05
760741	0.5	228	0.50
760742	0.14	76	0.80

Mosca de Plata Location

Las Bolas West
El Manto
Las Bolas
Las Bolas – Gambusino Mineralized Trend
Mosca de Plata
Los Hilos Ridge
Arbolito
Los Hilos
San Luis
San Luis2
Frijolar Mineralized Trend
El Corazon Mineralized Trend
400m

Golden Goliath RESOURCES LTD

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Contact:

J. Paul Sorbara, M.Sc., P.Geo

Golden Goliath Resources Ltd.

President & CEO

+1(604)-682-2950

jps@goldengoliath.com

www.goldengoliath.com